Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713 439-8600
Fax 713 439-8966

September 28, 2010	Peter A. Ragauss
Senior Vice President and
Chief Financial Officer
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall

Re:	Baker Hughes Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 3, 2010
Current Report on Form 8-K/A
Filed May 10, 2010
File No. 001-09397
Dear Mr. Schwall:
          We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conference call held on September 15, 2010, which supplements the Company’s letter dated August 13, 2010 to the Commission in response to the Commission’s letter dated July 23, 2010, which was received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) regarding the filings listed above. Our response repeats the caption and comments contained in the Staff’s July 23, 2010 letter in italics for your reference.
Form 10-K for Fiscal Year Ended December 31, 2009
General
1.	We note your response to comment 1 from our letter dated May 25, 2010 with respect to information regarding potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. Please describe to us your insurance coverage with respect to any liability related to any such event. Your response should describe the types of claims covered, and the applicable policy limits and

Securities and Exchange Commission
September 28, 2010

deductibles and should address, without limitation, your insurance coverage with respect to any liability related to any resulting negative environmental effects. With respect to the allocation of liability and related indemnification obligations in your customer contracts that you reference in your response, please describe to us any material ways in which indemnification by your customers may be limited.
Response:
          Supplemental information regarding the Company’s insurance programs is contained in Exhibit A. Exhibit A has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.
          The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated July 23, 2010 and supplemental comments received in our conference call on September 15, 2010. Please do not hesitate to call me at (713) 439-8764 or Sandy Alford, Corporate Secretary of the Company, at (713) 439-8673 with any questions or if we may provide the Staff with any additional information. We would be pleased to visit with the Staff to answer any questions or to clarify any of our responses. Thank you for your assistance.

Sincerely yours,
/s/ Peter A. Ragauss
Peter A. Ragauss
Senior Vice President & Chief Financial Officer

cc:	Parker Morrill, U.S. Securities and Exchange Commission Laura Nicholson, U.S. Securities and Exchange Commission Sandra E. Alford, Baker Hughes Incorporated Alan R. Crain, Baker Hughes Incorporated
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP